NEWS RELEASE

Alderon Announces Off-take Transaction with Glencore

July 29, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that The Kami Mine Limited Partnership (“Kami LP”), an affiliate of Alderon, has entered into an off-take agreement (the “Off-Take Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei Iron & Steel Group Co., Ltd.

Under the terms of the Off-Take Agreement, Glencore will be obligated to purchase, upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Off-Take Agreement will continue until Kami LP has delivered 48.0 million tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production.

“We are extremely pleased to have entered into the Off-Take Agreement with Glencore,” says Mark J. Morabito, Alderon’s Executive Chairman. “Glencore is one of the world’s largest natural resource trading companies and in Alderon’s view, this commitment demonstrates the quality of the Kami Project and its management team.”

“With 100% of the initial production from the Kami Project now committed, we believe this enhances Alderon’s ability to obtain the requisite financing required to commence construction of the Kami Project,” says Tayfun Eldem, Alderon’s President & CEO. “The offtake arrangement with Glencore gives Kami concentrates global exposure and the multi-year agreement serves as another significant de-risking milestone for the Kami Project.”

The market price paid by Glencore will be based on the monthly average price for iron ore sinter feed fines quoted by Platts Iron Ore Index for 62% iron content (plus additional quoted premium for iron content greater than 62%), less a discount equal to 2% of such quoted price.

About Glencore

Glencore is one of the world’s largest global diversified natural resource companies and is one of the biggest companies within the FTSE 100 Index. Glencore’s industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries. Its diversified operations comprise of over 150 mining and metallurgical sites, offshore oil production assets, farms and agricultural facilities.

The Metals and Minerals division is focused on iron ore, copper, nickel, zinc/lead, alloys, and alumina/aluminum, with interests in both controlled and non-controlled industrial assets that include mining, smelting, refining and warehousing operations.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Îles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; and (ii) the details of the Off-take Agreement.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of reserve and resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.